

March 29, 2011

Delaware Intercorp, Inc.
As Agent for Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re: Advanced Ventures Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 17, 2011**
> **File No. 333-169861**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

S-1 Facing Page

1.   We note your response to prior comment 1. However, the agent that you identify on the facing page of your registration statement must accept documents for you. Please revise or advise.

Prospectus Cover

2.   Please expand your statement that there is no minimum number of shares that you must sell to highlight your disclosure in response to prior comment 11 that you may need to file for protection under bankruptcy laws if you do not raise net proceeds of at least $46,000. Please also revise your "Our Direct Public Offering" disclosure

on page 5 to highlight this issue and explain that, because you can use the proceeds even before you raise a sufficient amount of offering proceeds to delay a bankruptcy filing, investors may lose their entire investment before they know whether you have raised sufficient proceeds to pay your current liabilities.

Our Company, page 5

3.	Based on your disclosure regarding regulatory approval on page 20 in response to prior comment 9, it appears that you do not intend to develop the technology beyond the prototype stage and instead will license the technology to others. If so, please highlight this plan prominently in your prospectus summary and revise your disclosure in fourth paragraph regarding your developing and manufacturing of the potential product.

State securities laws may limit secondary trading, page 14

4.	Your revisions in response to prior comment 6 refer to "selling shareholders under this registration statement." However, this registration statement does not relate to sales by selling shareholders. Please clarify.

5.	Please address the last sentence of prior comment 6 by telling us how you intend to sell any of the offered securities in the United States if you do not intend to register or qualify in any state.

Percent of Net Proceeds, page 14

6.	We note your responses to prior comments 4 and 7. It remains unclear whether any company that disclosed that its business plan was to develop a technology acquired from the same party who sold you your patent ever actually commercialized that technology. If not, given the similarities in the disclosure and parties involved with securities offerings by other companies whose originally disclosed business plan was to develop a technology acquired from the same party who sold you your patent:

- it is unclear why you believe that you should not disclose these similarities for investors to understand the magnitude of the risk that your disclosed use of proceeds and business plan might change.

- please provide us your analysis of the applicability of Rule 144(i) to your securities.

7.	We note your revisions in response to prior comments 10 and 11. Please clarify how raising $46,000 in this offering will permit you to pay the existing liabilities on your recent balance sheet and your disclosed expenses of $30,000 per year.

Existing or Probable Government Regulation, page 20

8.   Regarding your response to the first sentence of prior comment 9, please disclose the nature of the review process after providing the AMAR Division with information and documents in order to obtain the approval from the Ministry of Health. For example,

- Does the Ministry of Health automatically provide its approval?

- Does a panel review the information and documents?

- Could a panel request additional information and documents in order to conduct its review?

- Are all medical devices subject to the same type of review process?

- What is the duration of the review process?

9.   Please address the second sentence of prior comment 9 by disclosing the potential remedies that governing authorities can impose for failure to comply with applicable regulations.

Plan of Operation, page 21

10.   Please revise your disclosure here regarding an additional "four to six months to bring this product to market" when you have a valid prototype to state clearly the several-year period mentioned in your response to prior comment 10.

Our Common Stock, page 29

11.   Refer to prior comment 12 regarding the applicability of Rule 144(d)(1)(iii). Your disclosure appears to indicate that you believe that the purchase price for the securities was paid on July 8, 2010. Please reconcile this belief with the information in your July 31, 2010 Statement of Cash Flows that you filed with your Form S-1 on October 12, 2010 and the statement on page F-10 of that version of your S-1 that the payment was receivable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): John A. Cacchioli, Esq.